EXHIBIT 97.01
FLEX LTD.
EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY
(Amended and Restated Effective October 2, 2023)
The Board of Directors (the “Board”) of Flex Ltd. (the “Company”) has adopted this Flex Ltd. Executive Incentive Compensation Recoupment Policy (this “Policy”). This Policy (i) constitutes an amendment and restatement of that certain Flextronics International Ltd. Executive Incentive Compensation Recoupment Policy adopted by the Company on May 26, 2010 (the “Legacy Policy”), and (ii) shall replace the Legacy Policy effective as of October 2, 2023. This Policy shall be interpreted to comply with the requirements of U.S. Securities and Exchange Commission (“SEC”) rules and Nasdaq Stock Market (“Nasdaq”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.
1.Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received” and, as used herein, each of these terms shall have the same meaning as assigned to them in that regulation.
2.Administration.
a.Administrator. Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). Pursuant to the Flex Ltd. Compensation and People Committee Charter, as amended through January 20, 2021, the Compensation and People Committee of the Board (the “Committee”) has the principal responsibility of (among other things) overseeing and administering the Company’s executive incentive recoupment policy. Therefore, until such time that a successor committee is designated to administer this Policy (and except to the extent the full Board takes any action with respect to the administration of this Policy), the Committee shall be the Administrator.
b.Powers of the Administrator. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final, conclusive and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.Application. This Policy shall apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
4.Recovery Period. The Incentive-Based Compensation subject to recoupment is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 3, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).
a.Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is Received (i) while the Company has a class of securities listed on a national securities exchange and (ii) on or after October 2, 2023, it being understood that the Legacy Policy shall apply with respect to Incentive-Based Compensation that is Received prior to October 2, 2023.
b.See 17 C.F.R. §240.10D-1(b)(1)(i) for certain circumstances under which this Policy will apply to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year.
5.Compensation Subject to Recoupment. The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is equal to the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
In addition to Erroneously Awarded Compensation, the Administrator may to the extent it deems appropriate determine to cancel outstanding equity awards where the Board or the Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to a restatement, or otherwise seek recoupment from any of the following sources: prior incentive compensation payments; future payments of incentive compensation; cancellation of outstanding equity awards; future equity awards; and direct repayment.

6.Enforcement. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Administrator shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Administrator is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.
a.Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Administrator has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.
b.Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and shall provide such opinion to Nasdaq.
c.Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7.CEO Direct Reports who are Not Executive Officers. This Section 7 shall apply with respect to any Covered Non-Executive Officer.
a.Definitions. For purposes of this Section 7, the following terms shall have the meaning set forth below:
i.“Additional Covered Restatement” means a material restatement of financial results, other than as a result of a change in accounting principles;
ii.“CEO Direct Reports” means anyone who directly reports to the Chief Executive Officer of the Company;
iii.“Covered Non-Executive Officer” means a CEO Direct Report who is an officer but not an Executive Officer; and
iv.“Misconduct” means a knowing violation of SEC rules and regulations or Company policy as determined in the sole and absolute discretion of the Board (or, if the Board has delegated such authority to the Committee, by the

Committee in its sole and absolute discretion) independently of, and the Board (or the Committee) shall not be bound by, any determinations by management that a Covered Non-Executive Officer has or has not met any particular standard of conduct under law or Company policy.
b.Enforcement. In the event of an Additional Covered Restatement where a Covered Non-Executive Officer engaged in fraud or Misconduct that caused the need for the Additional Covered Restatement, the Administrator will review all Incentive-Based Compensation received (or, in the case of equity-based compensation, which vested) by such Covered Non-Executive Officer on the basis of having met or exceeded specific performance targets for performance periods during the restatement period. To the extent permitted by applicable law, the Administrator will seek to recoup (in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may prejudice the interests of the Company in any related proceeding or investigation)) as Erroneously Awarded Compensation for purposes of this Section 7, any Incentive-Based Compensation received (or in the case of equity-based compensation, which vested) by such Covered Non-Executive Officer, if and to the extent that (i) the amount (or vesting) of Incentive-Based Compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to an Additional Covered Restatement, and (ii) the amount (or vesting) of Incentive-Based Compensation that would have been paid (or, in the case of equity-based compensation, vested) to such Covered Non-Executive Officer had the financial results been properly reported would have been lower than the amount actually paid (or, in the case of equity-based compensation, vested).
In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Administrator also may seek to recover gains from the sale or disposition of vested shares including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Administrator may to the extent it deems appropriate determine to cancel outstanding equity awards where the Board or the Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to such an Additional Covered Restatement, or otherwise seek recoupment from any of the following sources: prior incentive compensation payments; future payments of incentive compensation; cancellation of outstanding equity awards; future equity awards; and direct repayment.
8.No Indemnification for Executive Officers. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.
9.Administrator Indemnification. Any of the Board members comprising, or acting in the capacity as, the Administrator, and any other persons who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board or such other persons under applicable law or Company policy.
10.Amendment; Termination. The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
11.Acknowledgement. To the extent required by the Administrator, each Executive and Covered Non-Executive Officer shall be required to sign and return to the Company the acknowledgement form attached hereto as Exhibit A pursuant to which such individual will agree to be bound by the terms of, and comply with, this Policy. For the avoidance of doubt, each Executive and Covered Non-Executive Officer shall be fully bound by, and must comply with, the Policy, whether or not such individual has executed and returned such acknowledgment form to the Company.

EXHIBIT A

FLEX LTD. EXECUTIVE INCENTIVE COMPENSATION
RECOUPMENT POLICY

(Amended and Restated Effective October 2, 2023 )

ACKNOWLEDGEMENT FORM

Capitalized terms used but not otherwise defined in this acknowledgement form (this “Acknowledgement Form”) under the Flex Ltd. Executive Incentive Compensation Recoupment Policy, as amended and restated effective October 2, 2023 (the “Policy”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges, confirms and agrees that the undersigned: (i) has received and reviewed a copy of the Policy; (ii) is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company; and (iii) will abide by the terms of the Policy, including, without limitation, by reasonably promptly returning any recoverable Incentive-Based Compensation to the Company as required by the Policy, as determined by the Administrator in its sole discretion.

Sign:
Name:	[Employee]

Date: